SunHydrogen, Inc.

10 E. Yanonali, Suite 36

Santa Barbara, CA 93101

(805) 966-6566

February 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SunHydrogen, Inc.
Registration Statement on Form S-3
Filed January 28, 2021
File No. 333-252523

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SunHydrogen, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, February 3, 2021, or as soon as practicable thereafter.

Very truly yours,

SunHydrogen, Inc.

By:	/s/ Timothy Young
Timothy Young
Chief Executive Officer